P.E. 1/31/02

02012657

0-28011

CONFORMED COPY

FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

RECD S.E.C.
JAN 31 2002
1086

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR JANUARY 31, 2002

Terra Networks, S.A.
(Exact name of Registrant as specified in its charter)

Terra Networks, Inc.
(Translation of Registrant's name into English)

PROCESSED
FEB 11 2002
THOMSON
FINANCIAL

Vía de las Dos Castillas, 33
Complejo Atica
Edificio 1
Pozuelo de Alarcón
28223 Madrid, Spain
(34) 91-452-3000
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

TERRA NETWORKS, S.A.

TABLE OF CONTENTS

These materials may contain forward looking statements. Such statements may be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions.

Certain factors affecting such forward looking statements are described in the Company's filings with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F under the heading "Risk Factors".

[*LOOSE TRANSLATION FOR INFORMATION PURPOSES ONLY*]

TO THE SECURITIES MARKETS NATIONAL COMMISSION

NOTIFICATION OF RELEVANT FACT

TERRA NETWORKS, S.A., in compliance with Article 82 of Law 24/1988, of July 28, of the Securities Market, hereby communicates the following:

HECHO RELEVANTE - RELEVANT FACT

The Board of Directors meeting of Terra Networks, S.A., held today approved among other resolutions, the acceptance of the resignation of Mr. Isidro Fainé Casas, as a member of the Board of Directors. In order to fill the vacancy produced thereof, the Board of Directors appointed, previous favorable report of the Appointment and Remuneration Committee, the shareholder Mr. Jesús María Zabalza Lotina, who has duly accepted as a member of the Board of Directors of the Company.

In Madrid, 30 January 2002.

/s/ José Francisco Mateu Isturiz
José Francisco Mateu Isturiz
General Counsel and Secretary to the Board of Directors of
Terra Networks, S.A.

Sent to fax number 91 585 1662, to the attention of the Market Department Director.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERRA NETWORKS, S.A.

Date: January 31, 2002

By: /s/ Jose Francisco Mateu Isturiz
Name: Jose Francisco Mateu Isturiz
Title: Vice Secretary
Board of Directors